September 16, 2005


Steven Jacobs, Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 04-09
100 F Street, NE
Washington, DC 20549

         Re:      WNC California Housing Tax Credits III, L.P.
                  File No. 0-23908
                  Form 10-K for the year ended March 31, 2004
                  Forms 10-Q for the quarterly periods ended June 30, 2004, September 30, 2004 and December 31, 2004

Dear Mr. Jacobs:

     The registrant is in receipt of your letter dated April 19, 2005 respecting the referenced matters. After further extensive review of the staff's concerns included therein, including telephone conversations between the registrant's professional advisers and the staff, the registrant has determined the Local Limited Partnerships are VIEs under FASB Interpretation No. 46 - Revised, Consolidation of Variable Interest Entities. In furtherance thereof, and for so long as the current guidance is effective, in future filings the registrant proposes to include the following in the footnotes to its financial statements:

          As of March 31, 2004, the Partnership adopted FASB Interpretation No. 46 - Revised, Consolidation of Variable Interest Entities ("FIN46R"). FIN 46R provides guidance as to when a company should include the assets, liabilities, and activities of a variable interest entity
          ("VIE") in its financial statements, and when a company should disclose information about its relationship with a VIE. A VIE is a legal structure used to conduct activities or hold assets, and a VIE must be consolidated by a company if it is the primary beneficiary because a primary beneficiary absorbs the majority of the entity's expected losses, the majority of the expected residual returns, or both.

          Under FIN 46R, the Local Limited Partnerships in which the Partnership invests are VIEs. However, management does not consolidate the
          Partnership's interests in these VIE's under FIN46R, as the Partnership is not considered the primary beneficiary. Rather, the Partnership currently records the amount of the investment in the Local Limited Partnerships as an asset in the balance sheet, and recognizes its share of Local Limited Partnership income or loss in the statement of operations.

Steven Jacobs,  Senior Staff Accountant
September 16, 2005
Page 2


          The Partnership's balance in its investment in Local Limited Partnerships, plus the risk of recapture of tax credits previously recognized on these investments, represents its maximum exposure to loss. The Partnership's exposure to loss is mitigated by the condition and financial performance of the underlying properties, as well as the strength of the Local General Partners and their guarantee against credit recapture.

     In your letter to the registrant dated February 14, 2005, you requested that the registrant include in its annual reports on Form 10-K all columns required by Rule 12-28 of Regulation S-X, at a minimum. In its letter to you dated March 17, 2005, the registrant indicated that it would do so in future annual report filings. Please be advised that the sponsor has completed an evaluation of all of its publicly-reporting issuers, and has determined that the registrant is unable to comply with this request. The registrant was formed in October 1992 and completed its acquisition activities in 1994, prior to the availability of wide-spread and economical expedient electronic information gathering systems. The information not included in the Schedules 3 previously filed by the registrant pertains to events and circumstances which occurred at the dates of acquisition of its Local Limited Partnership Interests, and is not now available or obtainable without excessive cost or at all. Publicly-reporting issuers sponsored by the sponsor after the availability of such electronic information gathering systems will include all of the Schedule 3 information.

     If the foregoing is not objected to by the staff, the registrant will file its unfiled reports as soon as is practicable under the circumstances.

     Please contact the undersigned if you have any further questions or comments in these regards.

                             Very truly yours,



                             /s/ Thomas J. Riha,
                             -------------------
                             Senior Vice President - Chief Financial Officer, WNC & Associates, Inc.